UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No.   42  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser             Andrew A. Quartner
               AT&T Corp.          McCaw Cellular Communications, Inc.
         32 Avenue of the Americas       1150 Connecticut Ave., NW
          New York, NY 10013-2412          Washington, DC 20036
             (212) 387-5400                   (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 7, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

     This Amendment No. 42 (the "Amendment") amends the Schedule 13D filed on April 7, 1988, as previously amended (the "Schedule 13D"), with regard to the Common Stock, par value $0.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or the "Issuer"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4 - Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby supplemented by the following:

     Pursuant to the PMVG, on March 7, 1995, Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), as the appraiser mutually designated by McCaw and the Independent Directors, determined that the private market value per Share, as defined under the PMVG, is $127.50. Accordingly, under the terms of the PMVG, the Private Market Price is $127.50 per Share. McCaw has 45 days to determine whether it desires to proceed with an Acquisition under the PMVG of all the publicly held shares of Common Stock at this price.

     The full text of the determination letter delivered by Wasserstein Perella is attached hereto as Exhibit 99.1. The full text of the press release of AT&T and McCaw issued on March 7, 1995 is attached hereto as Exhibit 99.2.

Item 7.  Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

     99.1      Letter dated March 7, 1995, delivered by
               Wasserstein Perella to McCaw and the Independent
               Directors.

     99.2      Press release of AT&T and McCaw issued on March 7,
               1995.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: March 8, 1995           Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: March 8, 1995           Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: March 8, 1995           Andrew A. Quartner
                              Senior Vice President-Law

                          EXHIBIT INDEX



     99.1      Letter dated March 7, 1995, delivered by
               Wasserstein Perella to McCaw and the Independent
               Directors.

     99.2      Press release of AT&T and McCaw issued on March 7,
               1995.